Exhibit 99.1

SDLP – Seadrill Partners LLC 2013 AGM Results Notification

London, United Kingdom, January 2, 2014 – Seadrill Partners LLC (NYSE: SDLP) (the “Company”) advises that the 2013 Annual Meeting of the Members of the Company scheduled for December 30, 2013 at 9:30 am London time, at 2nd Floor, 566 Chiswick High Road, Building 11, Chiswick Business Park, London W4 5YS, United Kingdom was adjourned for absence of a quorum. The meeting was reconvened on January 2, 2014, at 1:00 pm, London time, at the same location, and, a quorum then being present, the proposals before the meeting were presented to common unitholders for approval. The following proposals were approved:

To elect Harald Thorstein as a Class I Director of the Company whose term will expire at the 2014 Annual Meeting of Members;

To elect Bert Bekker as a Class II Director of the Company whose term will expire at the 2015 Annual Meeting of Members;

To elect Bart Veldhuizen as a Class III Director of the Company whose term will expire at the 2016 Annual Meeting of Members; and

To elect Tony Curry, as a Class III Director of the Company whose term will expire at the 2016 Annual Meeting of Members.